December 11, 2007

Mail Stop 4651

*By U.S. Mail and facsimile to (847) 367-9493*

Mr. Mark C. Miller
Chief Executive Officer
Stericycle Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045

> **Re:    Stericycle Inc.**
> **Definitive 14A**
> **Filed on April 16, 2007**
> **File Number 000-21229**

Dear Mr. Miller:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing.  We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3422.

Sincerely,

Timothy A. Geishecker
Senior Counsel